SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 4 2010
DIVISION OF MARKET REGULATION



BB 6/9

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67112

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 AND ENDING 12/31/09
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Matheson Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dwight Darby & Co

(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 6/9

RECEIVED
2010 JUN -4 PM 12:25
SEC / TM

REPORT ON EXAMINATION
OF
MATHESON SECURITIES, LLC
ESTERO, FLORIDA
DECEMBER 31, 2009



DwightDarby&Company
Certified Public Accountants

April 14, 2010

To the Members of
Matheson Securities, LLC
Estero, Florida

We have completed an examination of Matheson Securities, LLC in accordance with rule 17a-5 under the Securities Exchange Act of 1934.

The attached report of our examination, which was performed as of December 31, 2009, is presented in two parts:

Part I - Report on Examination of Financial Statements

Part II - Report on Internal Control

Dwight Darby & Company
Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member BKR International

PART I

REPORT ON EXAMINATION

OF

FINANCIAL STATEMENTS

MATHESON SECURITIES, LLC

ESTERO, FLORIDA

AUDITED FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2009

MATHESON SECURITIES, LLC

DECEMBER 31, 2009

CONTENTS



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

April 14, 2010

To the Members of
Matheson Securities, LLC
Estero, Florida

We have audited the accompanying statement of financial position of Matheson Securities, LLC (Company) as of December 31, 2009, and the related statements of loss, changes in member's capital, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Matheson Securities, LLC as of December 31, 2009, and the results of its operation and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

MATHESON SECURITIES, LLC

STATEMENT OF FINANCIAL POSITION

DECEMBER 31, 2009

ASSETS

Cash - checking	$	15,811
Cash - savings		6,237
Total assets	$	22,048

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES		
Accounts payable	$	4,600
Total liabilities		4,600
MEMBER'S CAPITAL		17,448
Total liabilities and member's capital	$	22,048

See Notes to Financial Statements

MATHESON SECURITIES, LLC

STATEMENT OF LOSS

FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUES	
Commissions	$ 59,114
Interest	6
Total revenues	59,120
EXPENSES	
Commissions	56,000
Office expense	12,000
Professional fees	5,281
Dues and subscriptions	1,575
Bank charges	13
Total expenses	74,869
NET LOSS	$ (15,749)

See Notes to Financial Statements

MATHESON SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED DECEMBER 31, 2009

MEMBER'S CAPITAL - BEGINNING OF YEAR	$ 98,197
NET LOSS	(15,749)
WITHDRAWALS	(65,000)
MEMBER'S CAPITAL - END OF YEAR	$ 17,448

See Notes to Financial Statements

MATHESON SECURITIES, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (15,749)
Adjustments to reconcile net loss to net cash used in operating activities:	
Increase in:	
Accounts payable	500
Total adjustments	500
Net cash used in operating activites	(15,249)
CASH FLOWS FROM FINANCING ACTIVITIES	
Member's withdrawals	(65,000)
Net cash used in financing activities	(65,000)
DECREASE IN CASH AND CASH EQUIVALENTS	(80,249)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	102,297
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 22,048

See Notes to Financial Statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General - Matheson Securities, LLC (Company), a limited liability company created under the Florida Liability Company Act, was incorporated on September 20, 2005 and became effective with the National Association of Securities Dealers (NASD) in March 2007. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exempt provisions of SEC Rule 15c3-3(k)(2)(ii). The Company conducts principally all its activities in the State of Florida. These provisions provide that all funds and securities belonging to customers be handled by a clearing broker-dealer.

Basis of Accounting - The accounts of the Company are maintained, and the accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Consequently, revenues are recognized when earned rather than when received and expenses are recognized when the obligation is incurred rather than when the cash is disbursed.

Recent Accounting Pronouncements - In June 2009, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles - a replacement of FASB Statement No. 162 (SFAS 168)." SFAS 168 replaces SFAS 162, "The Hierarchy of Generally Accepted Accounting Principles," and establishes the FASB Accounting Standards Codification (ASC) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with generally accepted accounting principles in the United States. All guidance contained in the ASC carries an equal level of authority. On the effective date of SFAS 168, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC became non-authoritative. SFAS 168 is effective for financial statements issued for annual periods ending after September 15, 2009. The Company evaluated this new statement, and has determined that it does not have a significant impact on the determination or reporting of the Company's financial statements.

In May 2009, the FASB issued SFAS 165, "Subsequent Events," (FASB ASC 855-10). FASB ASC 855-10 is modeled after the same principles as the subsequent event guidance in auditing literature with some terminology changes and additional disclosures. FASB ASC 855-10 is effective for

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

annual periods ending after June 15, 2009, and is required to be applied prospectively. The Company has adopted FASB ASC 855-10 as of December 31, 2009. Except for the disclosure requirements, the adoption of FASB ASC 855-10 had no material impact on Company's financial statements.

Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes - No provision is made for income taxes since the income or loss of the Company is included in the income tax returns of the individual members.

Cash Flows - For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Subsequent Events - The Company has evaluated events and transactions occurring subsequent to December 31, 2009 through the date of the auditors' report on page 1, which is the date the financial statements were issued. Subsequent events occurring after this date have not been evaluated by management. No material events have occurred since December 31, 2009 that require recognition or disclosure in the financial statements.

Possession or Control Requirements - There were no material inadequacies found to exist in the procedures followed in adhering to the exempt provisions of SEC Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer accounts; therefore, the Company does not have any possession or control of customer funds or securities.

Net Capital Requirements - Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital of $5,000. Net capital may fluctuate on a daily basis.

There was no material inadequacy found to exist in the computation of the ratio of aggregate indebtedness to net capital at December 31, 2009 and in the procedures followed in making the periodic computation required. The Company had net capital on December 31, 2009 of $17,448.

Commissions - Commissions revenue and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

NOTE 2 - CONCENTRATION OF RISK

The Company maintains its cash in one financial institution. Cash may, at times, exceed the federally insured limit of $250,000. Approximately 84% of the Company's revenues came from a single customer in 2009.

NOTE 3 - MEMBER'S CAPITAL

Individual capital accounts are required to be established and maintained for each member. During the year ended December 31, 2009, the Company was wholly owned by a single member. Subsequent to the initial capital contribution, the Company's operating agreement was executed and includes a provision whereby the members have no further obligation to contribute additional amounts of capital to the Company. In addition, the liability of the members of the Company is limited to the member's total capital contributions.

NOTE 4 - RELATED-PARTY TRANSACTIONS

The Company has an expense sharing agreement with Matheson Services, LLC until August 1, 2010. Both entities are related to the Company by common control. This agreement provides that the Company will contribute $1,000 per month to the collective overhead expenses of these entities. The total amount paid under this agreement for the year ended December 31, 2009 was $12,000.

The Company arbitrarily disburses commissions to the member manager. The total amount of commissions paid to the member for the year ended December 31, 2009 was $56,000.

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK

In the normal course of business, Matheson Securities, LLC customer and correspondent clearance activities (customers) involve the execution, settlement and financing of various customer securities transactions. These activities may expose Matheson Securities, LLC to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

Matheson Securities, LLC customer securities activities are transacted on either a cash or margin basis. In margin transactions, Matheson Securities, LLC correspondent clearing agent extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. Such transactions may expose Matheson Securities, LLC to significant off-balance-sheet risk in the event cash and equity balances in the customer account

NOTE 8 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET CREDIT RISK (Continued)

are not sufficient to cover losses which the customer's account may incur. In the event the customer fails to satisfy its obligations, Matheson Securities, LLC may be required to purchase or sell the financial instruments of the deficient customer, at prevailing market prices, in order to fulfill the customer's obligations.

In accordance with industry practice, Matheson Securities, LLC records customer transactions on a settlement-date basis, which is generally three business days after the transaction date. Matheson Securities, LLC is, therefore, exposed to risk of loss on these transactions in the event the customer is unable to fulfill its obligations under the transaction, in which case Matheson Securities, LLC may have to purchase or sell the subject securities at prevailing market prices. Settlement of these transactions is not expected to have a material effect upon Matheson Securities, LLC financial condition.

MATHESON SECURITIES, LLC

DECEMBER 31, 2009

SUPPLEMENTAL INFORMATION



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

April 14, 2010

To the Members of
Matheson Securities, LLC
Estero, Florida

Our report on our audit of the basic financial statements of Matheson Securities, LLC as of December 31, 2009, appears on page 1. That audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but it is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dwight Darby & Company

Certified Public Accountants

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

MATHESON SECURITIES, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net capital credit items:	
Member's capital	$ 17,448
Aggregate indebtedness	
Other accounts payable and accrued expenses	$ 4,600
Computation of basic net capital requirement	
Minimum net capital required	$ 5,000
Excess net capital at 1,500 percent	$ 16,758
Excess net capital at 1,000 percent	$ 16,988
Ratio: Aggregate indebtedness to net capital	.3 to 1

MATHESON SECURITIES, LLC

COMPUTATION FOR DETERMINATON OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

SUBORDINATED LIABILITIES

Rule 17a-5(d)(2) of the Securities and Exchange Commission requires that a schedule of changes in liabilities subordinated to claims of general creditors be included in the financial statements of broker-dealers. The Company has no such liabilities during the fiscal year ended December 31, 2009 and accordingly, no schedule of changes is required.

MATHESON SECURITIES, LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

POSSESSION AND CONTROL OF SECURITIES

The Company conducts business as a referring broker-dealer, whereby the Company forwards all checks received from the Company's customers directly to the investment companies along with all signed applications within 24 hours of receipt. Consequently, no securities are retained in the possession or control of the Company. As permitted by a rule 15c3-3(k)(2)(b) of the Securities and Exchange Commission, the Company has not presented a computation for determination of reserve requirements pursuant of rule 15c3-3 and a computation of net capital under rule 15c3-1 is required.

MATHESON SECURITIES, LLC

RECONCILAITON OF NET CAPITAL UNDER RULE 17a-5(d)(4)
NET CAPITAL RECONCILATION

DECEMBER 31, 2009

NET CAPITAL RECONCILATION

Rule 17a-5(d)(4) of the Securities and Exchange Commission required that a reconciliation of net capital as shown on page 10 and net capital per the December 31, 2009 FOCUS report amended as submitted to the Securities and Exchange Commission be presented when material differences exist. A reconciliation of these differences at December 31, 2009 is as follows:

Total member's capital per FOCUS report, amended	$ 17,448
Increase (decrease) resulting from audit adjustments	
None	-
Net capital	$ 17,448

PART II

REPORT ON INTERNAL CONTROL



DwightDarby&Company
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

April 14, 2010

To the Members of
Matheson Securities, LLC
Estero, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Matheson Securities, LLC (Company) as of and for the year ended December 31, 2009 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control, over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exempt provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess

611 South Magnolia Avenue • Tampa, Florida 33606-2744 • (813) 251-2411 • FAX (813) 251-1338
E-Mail: cpa@dwightdarby.com • www.dwightdarby.com
Members American Institute of Certified Public Accountants • Florida Institute of Certified Public Accountants
Independent Member B K R International

whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of company's financial reporting.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the audit committee and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dwight Darby + Company

Certified Public Accountants